Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2024 Financial Results

BEIJING, March 21, 2025 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial and Operational Snapshots

•	Net revenues were RMB483.5 million (US$66.2 million), compared to RMB541.7 million in the fourth quarter of 2023.

•	Gross billings (non-GAAP) were RMB412.4 million (US$56.5 million), compared to RMB415.5 million in the fourth quarter of 2023.

•	Gross profit was RMB401.8 million (US$55.0 million), compared to RMB468.0 million in the fourth quarter of 2023.

•	Net income was RMB57.8 million (US$7.9 million), compared to RMB155.2 million in the fourth quarter of 2023.

•	Net income margin[1] was 12.0% in the fourth quarter of 2024, compared to 28.6% in the fourth quarter of 2023.

•	New student enrollments[2] were 172,200, compared to 164,654 in the fourth quarter of 2023.

•	As of December 31, 2024, the Company’s deferred revenue balance was RMB916.5 million (US$125.6 million), compared to RMB1,113.9 million as of December 31, 2023.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

Full Year 2024 Financial and Operational Snapshots

•	Net revenues were RMB1,990.2 million (US$272.7 million), compared to RMB2,159.6 million in 2023.

•	Gross billings (non-GAAP) were RMB1,555.4 million (US$213.1 million), compared to RMB1,504.6 million in 2023.

•	Gross profit was RMB1,672.6 million (US$229.2 million), compared to RMB1,894.1 million in 2023.

•	Net income was RMB342.1 million (US$46.9 million), compared to RMB640.8 million in 2023.

•	Net income margin was 17.2%, compared to 29.7% in 2023.

•	New student enrollments were 674,649, compared to 616,341 in 2023.

“Over the past year, we have leveraged our deep expertise in adult education and keen market insights to drive continuous innovation and enhancement in our products and services. By expanding our course offerings and improving service quality, we welcomed about 675,000 new students in 2024——a historic record that underscores our significant market expansion potential and strengthens our leading position in the industry. Looking ahead, we remain committed to a student-centric approach, staying attuned to evolving market demands, and consistently enhancing the learning experience to sustain long-term growth.” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“Throughout the year, we focused on sustainable growth, operational efficiency, and cost optimization. As a result, we delivered annual net revenues of RMB1,990.2 million and net income of RMB342.1 million, marking the fourth consecutive year of profitability. Our operating cash flow maintained healthy growth and enhanced financial resilience. During the year, the interest-based courses became the core growth point, aligning with broader economic and demographic trends, we are well-positioned to capitalize on its growth potential. With solid cash flow and diversified products, we are confident in our ongoing growth.” said Mr. Hangyu Li, Finance Director of Sunlands.

Financial Results for the Fourth Quarter of 2024

Net Revenues

In the fourth quarter of 2024, net revenues decreased by 10.8% to RMB483.5 million (US$66.2 million) from RMB541.7 million in the fourth quarter of 2023.The decrease was primarily driven by the decline in gross billings from post-secondary courses over the recent quarters, resulting in a year-over-year decrease in net revenues from post-secondary courses, partially offset by the year-over-year growth in revenues from sales of goods such as books and learning materials.

Cost of Revenues

Cost of revenues increased by 10.8% to RMB81.7 million (US$11.2 million) in the fourth quarter of 2024 from RMB73.8 million in the fourth quarter of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 14.1% to RMB401.8 million (US$55.0 million) in the fourth quarter of 2024 from RMB468.0 million in the fourth quarter of 2023.

Operating Expenses

In the fourth quarter of 2024, operating expenses were RMB351.3 million (US$48.1 million), representing a 0.7% increase from RMB348.9 million in the fourth quarter of 2023.

Sales and marketing expenses increased by 3.0% to RMB314.8 million (US$43.1 million) in the fourth quarter of 2024 from RMB305.8 million in the fourth quarter of 2023.

General and administrative expenses decreased by 9.9% to RMB32.0 million (US$4.4 million) in the fourth quarter of 2024 from RMB35.5 million in the fourth quarter of 2023. The decrease was mainly due to declined compensation expenses of our general and administrative personnel.

Product development expenses decreased by 41.2% to RMB4.5 million (US$0.6 million) in the fourth quarter of 2024 from RMB7.6 million in the fourth quarter of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the fourth quarter of 2024 was RMB57.8 million (US$7.9 million), as compared to RMB155.2 million in the fourth quarter of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB8.55 (US$1.17) in the fourth quarter of 2024.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2024, the Company had RMB507.2 million (US$69.5 million) of cash and cash equivalents and RMB276.0 million (US$37.8 million) of short-term investments, as compared to RMB766.4 million of cash, cash equivalents and restricted cash and RMB142.1 million of short-term investments as of December 31, 2023.

Deferred Revenue

As of December 31, 2024, the Company had a deferred revenue balance of RMB916.5 million (US$125.6 million), as compared to RMB1,113.9 million as of December 31, 2023.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of March 19, 2025, the Company had repurchased an aggregate of 689,935 ADSs for approximately US$3.9 million under the share repurchase program.

Financial Results for the Year 2024

Net Revenues

In the year of 2024, net revenues decreased by 7.8% to RMB1,990.2 million (US$272.7 million) from RMB2,159.6 million in the year of 2023.

Cost of Revenues

Cost of revenues increased by 19.6% to RMB317.6 million (US$43.5 million) in the year of 2024 from RMB265.5 million in the year of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 11.7% to RMB1,672.6 million (US$229.2 million) from RMB1,894.1 million in the year of 2023.

Operating Expenses

In the year of 2024, operating expenses were RMB1,374.7 million (US$188.3 million), representing a 4.2% increase from RMB1,319.2 million in the year of 2023.

Sales and marketing expenses increased by 6.5% to RMB1,216.9 million (US$166.7 million) in the year of 2024 from RMB1,142.2 million in the year of 2023. The increase was mainly due to a growth in spending on sales activities, including enhanced compensation for sales personnel as well as increased spending on branding and marketing activities focusing on interest courses offerings.

General and administrative expenses decreased by 7.3% to RMB132.8 million (US$18.2 million) in the year of 2024 from RMB143.3 million in the year of 2023.

Product development expenses decreased by 25.8% to RMB25.0 million (US$3.4 million) in the year of 2024 from RMB33.7 million in the year of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for 2024 was RMB342.1 million (US$46.9 million), compared to RMB640.8 million in the year of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB50.12 (US$6.87) in the year of 2024, compared to RMB92.88 in the year of 2023.

Outlook

For the first quarter of 2025, Sunlands currently expects net revenues to be between RMB470 million to RMB490 million, which would represent a decrease of 6.4% to 10.2% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 5:30 AM U.S. Eastern Time, (6:30 PM Beijing/Hong Kong time) on March 21, 2025, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI963ce8382d11400da9b8169f6aedb28e

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	763,800	507,229	69,490
Restricted cash	2,578	—	—
Short-term investments	142,084	276,029	37,816
Prepaid expenses and other current assets	109,018	96,916	13,277
Deferred costs, current	14,274	4,139	567
Total current assets	1,031,754	884,313	121,150
Non-current assets
Property and equipment, net	786,670	758,215	103,875
Intangible assets, net	975	723	99
Right-of-use assets	135,820	110,154	15,091
Deferred costs, non-current	68,773	56,657	7,762
Long-term investments	61,354	260,083	35,631
Deferred tax assets	—	24,699	3,384
Other non-current assets	33,160	26,319	3,606
Total non-current assets	1,086,752	1,236,850	169,448
TOTAL ASSETS	2,118,506	2,121,163	290,598

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	409,691	404,865	55,469
Deferred revenue, current	553,812	382,047	52,340
Lease liabilities, current portion	8,019	8,317	1,139
Long-term debt, current portion	38,654	6,154	843
Total current liabilities	1,010,176	801,383	109,791

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	560,111	534,463	73,221
Lease liabilities, non-current portion	157,269	137,040	18,774
Deferred tax liabilities	3,742	5,724	784
Other non-current liabilities	6,994	7,309	1,001
Long-term debt, non-current portion	104,665	35,386	4,848
Total non-current liabilities	832,781	719,922	98,628
TOTAL LIABILITIES	1,842,957	1,521,305	208,419

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and 2024, respectively; 2,702,523 and 2,600,779 shares
outstanding as of December 31, 2023 and 2024, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2023 and 2024, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2023 and 2024, respectively)	1	1	—
Treasury stock	—	—	—
Statutory reserves	—	11,083	1,518
Accumulated deficit	(2,171,284)	(1,840,285)	(252,118)
Additional paid-in capital	2,305,042	2,294,381	314,329
Accumulated other comprehensive income	143,276	136,164	18,654
Total Sunlands Technology Group shareholders’ equity	277,036	601,345	82,383
Non-controlling interest	(1,487)	(1,487)	(204)
TOTAL SHAREHOLDERS’ EQUITY	275,549	599,858	82,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,118,506	2,121,163	290,598

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Three Months Ended December 31,
	2023	2024
	RMB	RMB	US$
Net revenues	541,724	483,477	66,236
Cost of revenues	(73,751)	(81,687)	(11,191)
Gross profit	467,973	401,790	55,045

Operating expenses
Sales and marketing expenses	(305,802)	(314,847)	(43,134)
Product development expenses	(7,636)	(4,492)	(615)
General and administrative expenses	(35,469)	(31,956)	(4,378)
Total operating expenses	(348,907)	(351,295)	(48,127)
Income from operations	119,066	50,495	6,918
Interest income	9,347	11,149	1,527
Interest expense	(1,610)	(758)	(104)
Other income, net	8,527	7,058	967
Gain on disposal of subsidiaries	43,468	—	—
Income before income tax expenses and loss from equity method investments	178,798	67,944	9,308
Income tax expenses	(19,958)	(8,275)	(1,134)
Loss from equity method investments	(3,639)	(1,863)	(255)
Net income	155,201	57,806	7,919

Less: Net loss attributable to non-controlling interest	—	—	—
Net income attributable to Sunlands Technology Group	155,201	57,806	7,919
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	22.59	8.55	1.17
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,870,714	6,761,323	6,761,323

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended December 31,
	2023	2024
	RMB	RMB	US$
Net income	155,201	57,806	7,919
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(15,243)	24,246	3,322
Unrealized loss on available-for-sale investments investments	—	(24,083)	(3,299)
Total comprehensive income	139,958	57,969	7,942
Less: comprehensive income attributable to non-controlling interest	—	—	—
Comprehensive income attributable to
Sunlands Technology Group	139,958	57,969	7,942

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2023	2024
	RMB	RMB
Net revenues	541,724	483,477
Less: other revenues	(47,982)	(81,373)
Add: tax and surcharges	17,657	21,694
Add: ending deferred revenue	1,113,923	916,510
Add: deferred revenue in connection with disposal of subsidiaries	23,220	—
Add: ending refund liability	143,744	112,342
Less: beginning deferred revenue	(1,277,040)	(920,593)
Less: beginning refund liability	(101,591)	(119,618)
Less: beginning refund liability in connection with disposal of subsidiaries	1,820	—
Gross billings (non-GAAP)	415,475	412,439

Net income	155,201	57,806
Add: income tax expenses	19,958	8,275
depreciation and amortization	7,717	7,319
interest expense	1,610	758
Less: interest income	(9,347)	(11,149)
EBITDA (non-GAAP)	175,139	63,009

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024
	RMB	RMB	US$
Net revenues	2,159,584	1,990,204	272,657
Cost of revenues	(265,528)	(317,570)	(43,507)
Gross profit	1,894,056	1,672,634	229,150

Operating expenses
Sales and marketing expenses	(1,142,154)	(1,216,912)	(166,716)
Product development expenses	(33,723)	(25,008)	(3,426)
General and administrative expenses	(143,286)	(132,809)	(18,195)
Total operating expenses	(1,319,163)	(1,374,729)	(188,337)
Income from operations	574,893	297,905	40,813
Interest income	31,094	38,824	5,319
Interest expense	(7,657)	(5,293)	(725)
Other income, net	34,097	26,296	3,603
Impairment loss on long-term investments	(61)	—	—
Gain/(loss) on disposal of subsidiaries	43,715	(838)	(115)
Income before income tax expenses and loss from equity method investments	676,081	356,894	48,895
Income tax expenses	(25,166)	(1,300)	(178)
Loss from equity method investments	(10,084)	(13,512)	(1,851)
Net income	640,831	342,082	46,866

Less: Net income attributable to non-controlling interest	1	—	—
Net income attributable to Sunlands Technology Group	640,830	342,082	46,866
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	92.88	50.12	6.87
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,899,456	6,824,824	6,824,824

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Years Ended December 31,
	2023	2024
	RMB	RMB	US$
Net income	640,831	342,082	46,866
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	15,391	16,971	2,325
Unrealized loss on available-for-sale investments	—	(24,083)	(3,299)
Total comprehensive income	656,222	334,970	45,892
Less: comprehensive income attributable to non-controlling interest	1	—	—
Comprehensive income attributable to
Sunlands Technology Group	656,221	334,970	45,892

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2023	2024
	RMB	RMB
Net revenues	2,159,584	1,990,204
Less: other revenues	(176,014)	(287,179)
Add: tax and surcharges	62,352	77,734
Add: ending deferred revenue	1,113,923	916,510
Add: deferred revenue in connection with disposal of subsidiaries	23,220	3,423
Add: ending refund liability	143,744	112,342
Less: beginning deferred revenue	(1,690,946)	(1,113,923)
Less: beginning refund liability	(133,066)	(143,744)
Less: beginning refund liability in connection with disposal of subsidiaries	1,820	—
Gross billings (non-GAAP)	1,504,617	1,555,367

Net income	640,831	342,082
Add: income tax expenses	25,166	1,300
depreciation and amortization	30,648	29,467
interest expense	7,657	5,293
Less: interest income	(31,094)	(38,824)
EBITDA (non-GAAP)	673,208	339,318